Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)
Date: January 31, 2023

Financial Results for 3Q of Fiscal Year Ending March 31, 2023 January 30, 202 3 Monex Group TSE Prime : 8698

Always a step ahead of the “Y” in “MONEY,” our name MONEX expresses our desire to embrace all people who are engaged at the forefront of our future. With state - of - the - art IT technology, globally universal values and a sense of professionalism, Monex Group designs innovative ways of managing money and realizing individual self - fulfillment for an ever - changing future. Our ultimate goal is to optimize each person’s lifetime balance sheet. Revised on April 1st, 2021 Corporate Philosophy

Ⅰ . Highlights

Quarterly Operating Income (Three Major Segments ) Operating income in the US Segment (TradeStation) has improved significantly since the strategy change in August 2022. Going forward, in addition to the steady earnings of the Japan and US Segment, the Crypto Asset Segment has profit upside potential when the crypto asset market recovers. ■ Crypto Asset Segment Lower transaction volume resulting from the unfavorable market condition. Three Major Segments Generating steady profits from the Japan and US brokerage business, larger profits will be expected when the crypto asset market recovers. (JPY Million) (4,000) (2,000) 0 2,000 4,000 6,000 8,000 10,000 12,000 1Q of FYE Mar. 2022 2Q of FYE Mar. 2022 3Q of FYE Mar. 2022 4Q of FYE Mar. 2022 1Q of FYE Mar. 2023 2Q of FYE Mar. 2023 3Q of FYE Mar. 2023 Japan US Crypto Asset Consolidated Quarterly operating income in the three major segments and on a consolidated basis

Consolidated Pre - tax Income (3Q vs 2Q of FYE Mar. 31, 2023) Increased operating income of the online brokerage businesses in Japan and US driven by higher interest rate and favorable forex market. The US dollar cash position held by the holding company Monex Group resulted in a quarterly loss due to the JPY appreciation but the cumulative gain has been recorded for 1 - 3Q of FYE Mar 2023. The US dollar based cash position are to be unwound. QoQ Pre - tax Income Comparison Foreign exchange losses in the holding company Monex Group, Inc. Increase in operating income Japan Segment Others (JPY Million) Increase in operating income US Segment Decrease in operating income Crypto Asset Segment Decrease in operating income Investment Segment 2Q of FYE Mar. 2023 Consolidated Pre - tax Income 3Q of FYE Mar. 2023 Consolidated Pre - tax Income

Financial Interest Impact and A dvertising Expenses Advertising expense 3Q of FYE Mar., 2022 → 3Q of FYE Mar., 2023 US \ 2,548M → \ 1,103M ($23M → $8M ) Crypto Asset \ 1,992M → \ 214M Advertising expenses The US Segment curbed advertising expenses due to a change in strategy. The Crypto Asset Segment also made significant reductions in line with the market environment, while being conscious of maintaining the customer base. (JPY Million) 2,504 3,027 4,952 3,637 3,024 1,858 1,847 0 1,000 2,000 3,000 4,000 5,000 1Q 2Q 3Q 4Q 1Q 2Q 3Q FYE Mar.31, 2022 FYE Mar.31, 2023 Japan US Crypto asset Others Quarterly advertising expense in each segment

Projected Value of Monex Group Aim to realize the Group’s projected equity value by manifesting the potential value of major subsidiaries and by steadily implementing growth strategies at each company. (JPY Billion) With the listing in US market, aims to manifest the corporate value of CCG Approx. \ 440 B* Projected Equity Value of Monex Group Pre - money equity valuation for the BCA regarding De - SPAC Listing (USD/JPY = \ 125)

Monex Group conducts adequate risk management on the group - wide crypto asset related businesses. Risk Management of Monex Group regarding the Crypto Business • Management of Position/Exposure Almost no crypto - related proprietary position for sales gain purposes in each subsidiary. • Appropriate Risk Monitoring Monitors and manages risk volume on a daily basis based on market condition and counter party risks. Terminated the crypto lending business before the risk emerged. • Segregation of Customer Assets and Wallet Management Segregates legal tender at a trust bank and stores crypto assets exceeding a certain amount in so - called “cold wallets.” • Strong Governance Structure Each subsidiary adheres to its own risk management and the integrated risk control of the group.

Ⅱ . Consolidated Performance

Highlights 3Q of FYE Mar. 2023 (3 months) The Japan Segment generates stable profit and the US Segment improved profitability, offsetting the decline of profit in the Crypto Asset Segment. Consolidated pre - tax income in 3Q was \ 385M . Japan US Crypto Asset Asia Pacific Investment * Segment profit/loss = Pre - tax profit/loss. The same hereinafter . Challenging crypto asset market environment continuously affected trading volume and segment loss was \ 748M .

QoQ Comparison (3 months) Consolidated Performance (JPY million) FYE Mar. 2023 2Q (Jul. 2022 – Sep. 2022) FYE Mar. 202 3 3Q (Oct. 202 2 – Dec. 20 22 ) Variance Rate of change Reference Total operating revenue after deducting financial expenses and cost of sales 18,513 18,072 - 441 - 2% P15: Analysis of Japan segment P17: Analysis of US segment (USD) P19: Analysis of Crypto Asset segment SG&A 17,226 16,775 - 452 - 3% P16: Analysis of Japan segment P18: Analysis of US segment (USD) P20: Analysis of Crypto Asset segment Advertisement expenses 1,858 1,847 - 10 - 1% The amount equivalent to operating income 1,286 1,297 +11 1% Other income / expenses (net) - 291 - 912 - 621 - Quarterly p rofit before income t axes 996 385 - 611 - 61% Quarterly p rofit attributable to owners of the Company 295 687 +393 133% EBITDA* 3,525 3,413 - 112 - 3% * EBITDA = The amount equivalent to operating income + depreciation and amortization cost + interest expense of US segment (the same h ere inafter).

QoQ Comparison (3 months) Segment Performance (JPY million) Japan US Crypto Asset Asia Pacific Investment 2023/3 2Q 2023/3 3Q 2023/3 2Q 2023/3 3Q 2023/3 2Q 2023/3 3Q 2023/3 2Q 2023/3 3Q 2023/3 2Q 2023/3 3Q Total operating revenue after deducting financial expenses and cost of sales 7,744 8,262 8,912 8,998 1,563 1,063 263 255 248 - 314 SG&A 6,782 6,904 8,508 7,996 1,890 1,799 320 294 21 24 Advertisement Expenses 418 505 1,002 1,103 382 214 62 30 - 0 The amount equivalent to operating income 962 1,358 404 1,002 - 328 - 737 - 56 - 39 227 - 339 Other income / expenses (net) 1,356 - 798 - 1,505 - 18 - 63 - 12 1 - 32 - 0 1 Quarterly profit before income Taxes 2,318 561 - 1,101 984 - 391 - 748 - 56 - 71 227 - 338 Quarterly profit attributable to owners of the Company 1,572 400 - 1,162 1,176 - 207 - 576 - 54 - 66 148 - 244 EBITDA 2,124 2,530 1,618 2,388 - 220 - 615 - 21 - 7 227 - 339 Note See P15 “total operating revenue after deducting financial expenses” for more details See P16 “SG&A” for more details See P17 “total operating revenue after deducting financial expenses and cost of sales” for more details See P18 “SG&A” for more details See P19 “total operating revenue after deducting financial expenses” for more details See P20 “SG&A” for more details

QoQ Comparison (3 months) Analysis: Operating Revenue Crypto: Total revenue decrease driven by a reduction in net trading income as trading volumes were meaningfully impacted by broader crypto market decline. Quarterly total operating revenue after deducting financial expenses and cost of sales - 32.0% （ - 500 ） * Figures in parentheses indicate the variance from the previous quarter (JPY million) ■ Other ( - 210) ■ Net trading income ( - 290) * * Trading value at marketplace 2Q of FYE Mar. 31, 2023 \ 35.2B 3Q of FYE Mar. 31, 2023 \ 27.6B ■ Total operating revenue after deducting financial expenses and cost of sales (JPY million) 4,447 2,451 2,343 1,237 947 580 708 818 326 116 5,027 3,160 3,162 1,563 1,063 0 2,000 4,000 6,000 2022/3 3Q 2022/3 4Q 2023/3 1Q 2023/3 2Q 2023/3 3Q 0 1

QoQ Comparison (3 months) Analysis: SG&A Crypto: Total SG&A expenses decreased QoQ as a result of advertising budget management in response to current market conditions, resulting in a decrease in SG&A. SG&A Total - 4.8 ％ ( - 91 ) * Professional fees related De - SPAC: \ 214M (+47) ■ Other (+36 ) * ■ Advertising expenses ( - 168) ■ Communication, freight and information expenses (+6) ■ Commissions paid ( - 42) ■ Compensation and benefits ( +97) ■ System related expenses ( - 20) * Figures in parentheses indicate the variance from the previous quarter (JPY million) ■ SG&A (JPY million) 294 466 367 310 289 582 2,018 571 512 608 214 102 113 102 61 171 183 204 231 237 1,992 1,053 591 382 214 657 491 837 353 389 3,910 4,313 2,682 1,890 1,799 0 1,500 3,000 4,500 2022/3 3Q 2022/3 4Q 2023/3 1Q 2023/3 2Q 2023/3 3Q 0

YoY Comparison (9 months) Consolidated Performance (JPY million) FYE Mar. 202 2 3Q (Apr. – Dec . 20 21 ) FYE Mar. 202 3 3Q (Apr. – Dec . 20 22 ) Variance Rate of change Reference Total operating revenue after deducting financial expenses and cost of sales 65,937 54,283 - 11,655 - 18% P23: Analysis of Japan segment P25: Analysis of US segment (USD) P27: Analysis of Crypto Asset segment SG&A 49,307 51,884 2,577 5% P24: Analysis of Japan segment P26: Analysis of US segment (USD) P28: Analysis of Crypto Asset segment Advertisement expenses 10,483 6,729 - 3,755 - 36% The amount equivalent to operating income 16,630 2,398 - 14,231 - 86% Other income / expenses (net) 2,649 60 - 2,589 - 98% Profit before income t axes 19,279 2,458 - 16,820 - 87% Profit attributable to owners of the Company 12,462 1,934 - 10,528 - 84% EBITDA 22,812 8,784 - 14,028 - 61%

YoY Comparison (9 months) Segment Performance (JPY million) Japan US Crypto Asset Asia Pacific Investment 2022/3 3Q 2023/3 3Q 2022/3 3Q 2023/3 3Q 2022/3 3Q 2023/3 3Q 2022/3 3Q 2023/3 3Q 2022/3 3Q 2023/3 3Q Total operating revenue after deducting financial expenses and cost of sales 22,615 23,351 17,254 24,828 25,461 5,787 940 805 242 100 SG&A 18,458 20,093 21,325 25,370 10,596 6,372 784 913 68 71 Advertisement Expenses 1,288 1,263 4,410 4,164 4,692 1,187 107 135 1 0 The amount equivalent to operating income 4,156 3,258 - 4,071 - 542 14,865 - 585 156 - 108 174 29 Other income / expenses (net) 3,650 2,118 263 - 1,547 77 - 139 14 - 20 0 0 Profit before income Taxes 7,807 5,376 - 3,808 - 2,089 14,942 - 724 170 - 128 173 29 Profit attributable to owners of the Company 5,124 3,697 - 3,144 - 1,241 10,251 - 516 127 - 130 110 130 EBITDA 8,041 6,745 - 1,461 3,221 15,165 - 244 236 - 12 174 29 Note See P 23 “total operating revenue after deducting financial expenses” for more details See P 24 “SG&A” for more details See P 25 “total operating revenue after deducting financial expenses and cost of sales” for more details See P 26 “SG&A” for more details See P 27 “total operating revenue after deducting financial expenses” for more details See P28 “SG&A” for more details

YoY Comparison (9 months) Analysis: Operating Revenue Crypto: Significant decrease in net trading income due to lower trading volumes resulting from the decline in crypto asset values and market transaction volume. * (JPY million) ■ Other ( - 509) ■ Net trading income ( - 19,166) * Total operating revenue after deducting financial expenses and cost of sales - 77.3% （ - 19,675) * Figures in parentheses indicate the variance from the previous year (JPY million) [reflects comparison of results for 9 months ended Dec. 31 YoY] Trading value at marketplace 3Q of FYE Mar. 31, 2022 \ 501.9B 3Q of FYE Mar. 31, 2023 \ 126.8B ■ Total operating revenue after deducting financial expenses and cost of sales 23,693 4,527 1,768 1,260 25,461 5,787 0 5,000 10,000 15,000 20,000 25,000 30,000 2022/3 3Q 2023/3 3Q 0 1

YoY Comparison (9 months) Analysis: SG&A Crypto: Advertising expenses decreased by about 75% YoY, by controlling advertising budget in response to current market conditions. SG&A Total - 39.9 ％ ( - 4,224 ) ■ Other ( - 525 ) * ■ Advertising expenses ( - 3,506) ■ Communication, freight and information expenses (+228) ■ Commissions paid ( - 377) ■ Compensation and benefits ( - 152) ■ System related expenses (+ 107) * Figures in parentheses indicate the variance from the previous year (JPY million) [reflects comparison of results for 9 months ended Dec. 31 YoY] * Others includes professional fees related to De - SPAC \ 941M for 1Q - 3Q of FYE Mar. 31, 2023. (JPY million) ■ SG&A 859 966 1,843 1,691 653 276 444 672 4,692 1,187 2,104 1,580 10,596 6,372 0 2,000 4,000 6,000 8,000 10,000 12,000 2022/3 3Q 2023/3 3Q

Ⅲ . Business Update

Business Update Crypto Asset Segment 1/5 Source: CoinMarketCap ; News articles; FactSet Note: Volume figures in USD converted to JPY based on exchange rate of 129.61 as of 1/26/2023 0.0 2.5 5.0 7.5 10.0 12.5 Jan-21 May-21 Sep-21 Jan-22 May-22 Sep-22 Jan-23 BTC 30-day average volume (JPY trillion) 12/28/2022 Kraken announced a halt to its Japan operations , citing “market conditions in the country and weak crypto market globally”; it will deregister from JFSA on January 31st 1/18/2023 Coinbase announced a halt to its Japan operations , citing “volatile market conditions” 11/30/2022 Binance acquired a 100% stake in Sakura Exchange BitCoin (SEBC), a licensed crypto service provider in Japan, aiming to re - enter the Japanese market 11/11/2022 FTX filed for Chapter 11 bankruptcy protection and sought permission to sell certain subsidiaries, including FTX Japan. The anticipated bidding will take place early 2023 1/23/2023 JFSA announced it is lifting a ban on domestic distribution of foreign stablecoins , by June 2023 Global crypto volume Key recent events in the Japan crypto asset market The crypto asset sector continues to be impacted by the macroeconomic environment and challenges in certain segments of the crypto market; however, Coincheck remains very well - positioned as a leader in product offering, regulatory compliance, and trust.

Business Update Crypto Asset Segment 2/5 No.1 share of app downloads for 4 consecutive years in Japan. Crypto asset exchange / marketplace *1 Among Japanese crypto asset exchange apps. Term: 2019 - 2022 . Data source: AppTweak *2 Monthly crypto asset trading status table of JVCEA. As of Nov. 30, 2022. Data source: https://jvcea.or.jp/about/statistics/ *3 In the "Quality Rating (Mail Contact)" of the HDI Rating Benchmark organized by HDI - Japan. No.1 domestic market share for 4 consecutive years (by app DLs) *1 5.45M DLs (+119K QoQ ) Leading market share with 28% *2 share of verified accounts 1.78M accounts (+26K QoQ) Number of tokens supported by Coincheck trading platform 18 coins Market value of cash trading of Bitcoin (Jul. – Sep. 2022) No. 1 in Japan First and only three - star rating for customer support in the crypto exchange *3 ★★★ (highest) 0 1 2 34

Business Update Crypto Asset Segment 3/5
MONEX GROUP

Plan to create a digital asset ecosystem to diversify its earnings over the mid to long term.

Plan to create a digital asset ecosystem


Exchange/ Marketplace
NFT
web3
And more…
B2B
IEO
Digital Asset Ecosystem

Coincheck for Business

Opened a dedicated contact for consulting corporate clients in response to their various crypto related needs (e.g. purchasing/selling crypto asset and NFTs, accounting, IEO, etc.)

Coincheck IEO

Plan to issue and sell the FiNANCiE token (FNCT) soon, following Japan's first IEO conducted by Coincheck in 2021.

Coincheck NFT (β)

Leverage the customer base of Coincheck, a crypto asset trading platform, and offer the world's popular NFTs in Japan. Expanded strategic partnership with Animoca Brands.

Oasis TOKYO・Oasis KYOTO・Oasis MARS

Develop virtual communities in a metaverse space in collaboration with creators/artists. Explore revenue opportunities.

Business Update Crypto Asset Segment 4/5 Coincheck Group (CCG) *1 is proceeding with listing procedures. - After the proposed business combination with Nasdaq - listed SPAC, Thunder Bridge Capital Partners IV, Inc. (THCP), CCG will be a public company listed on the Nasdaq exchange in the U.S. (Termination date of Business Combination Agreement* 2 is Jul. 2, 2023) - Working together with THCP, CCG aims to become a public company on the U.S. Nasdaq to gain exposure to global investors and utilize Nasdaq - listed shares as global and effective currency to recruit global talent and acquire companies, thereby further expanding its crypto asset business. *1 Coincheck Group will be the holding company for Coincheck, Inc. *2 Business Combination Agreement ： https://www.monexgroup.jp/en/news_release/irnews/auto_20220309503075/pdfFile.pdf Aiming to be listed on Nasdaq to secure global talent and business opportunities 0

Business Update Crypto Asset Segment 5/5

MONEX GROUP

Coincheck has identified numerous large growth opportunities that can be pursued organically and accelerated through M&A and partnerships.

Deepen Existing Offerings

Marketplace / IEO

Continue to grow customer base and revenue to retain #1 market share position, build on first-of-its-kind IEO launch, and expand supported token coverage

NFTs

Build the leading NFT platform in Japan by partnering with content creators and gaming companies web3

Build new services supporting the Coincheck digital asset ecosystem both organically and through M&A

Broaden Digital Asset Solutions

Institutional

Capture nascent and growing institutional interest, capitalizing on Coincheck's trusted brand name in the crypto space

Financial services adjacencies

Explore new financial service businesses that will appeal to the young Coincheck customer base, such as payments and commerce enablement

On-ramp services

Provide on-ramp services between fiat, crypto, other digital assets, and various user applications

International

Add talent and capabilities in crypto-friendly geographies, including in Asia and across the world, and launch internationally (HoldCo structure)

Appendix: Group Overview

Appendix: Highlights 3 Q of FYE Mar. 2023 (3 months) 2/3 Crypto Asset US ◆ Total operating revenue after deducting financial expenses and cost of sales, and Segment profit (JPY Million) 5,027 3,160 3,162 1,563 1,063 1,116 - 1,072 415 - 391 - 748 -5,000 0 5,000 10,000 2022/3 3Q 2022/3 4Q 2023/3 1Q 2023/3 2Q 2023/3 3Q

■ Coincheck, Inc. (Tokyo, Japan) Crypto asset Exchange/Marketplace agency • President: Satoshi Hasuo • Founded in 2012, joined Monex Group in Apr. 2018 • Cryptocurrencies available: Bitcoin (BTC), Ethereum (ETH), Ethereum Classic (ETC), Ripple (XRP), NEM (XEM), etc. • # of verified users: 1.78 million • Customer assets held in custody: JPY 171.9 billion ■ Monex Boom Securities (H.K.) Limited (Hong Kong) First online stockbroker for retail investors in Asia Pacific • COO : Ivan Law • Founded in 1997, joined Monex Group in Dec. 2010 • Products and services: Equities (12 markets such as Hong Kong, US, Japan, etc.), Futures, and Trades available in 6 currencies in a single trading account • # of accounts with balance: 23 thousand • Customer assets held in custody: JPY 190.5 billion ■ Monex Asset Management, Inc. Investment management service • Utilized the system and operating structure of Monex Boom Securities Group • President: Katsuki Mandai • Founded in 2015 ■ Japan Catalyst, Inc. Investment Advisory Business • President: Taro Hirano • Founded in 2019 The numbers above are as of Dec 31, 2022 Overview of Monex Group and Main Subsidiaries

Group Overview of the Group

MONEX GROUP

Listed Holding Company **Monex Group, Inc.**

[Japan Segment]

Online Brokerage

MONEX

Monex, Inc.
Comprehensive investment service provider

Asset Management

Monex Asset Management

Monex Asset Management, Inc.
Small-lot and low-cost discretionary investment management wrap service

Asset Management

Japan Catalyst, Inc.

Japan Catalyst, Inc.
Investment Advisory and Agency Business

Custodial Trust

マネックスSP信託

Monex SP Trust, Inc.
Manages and disposes trust properties such as securities/cash under instructions

Education

VILING.inc / Selan

Viling, Inc.
Education

Selan, Inc.
Bilingual education

Marketing DX

ChatBook

ChatBook, Inc.
Automated-chatbot system provider

Genome Platform

GENEX

Genex, Inc.
Whole genome information platform where patients utilize one's data with security

[Investment Business Segment]

Investment and incubation

MONEX Ventures

Monex Ventures, Inc.
Venture capitalist

[US Segment]

TradeStation®

TradeStation Group, Inc.
Intermediate Holding Company (US)

Online Brokerage

TradeStation Securities, Inc.
Brokerage firm catering to active traders (US)

Online Brokerage

TradeStation International Ltd
(UK)

Crypto Asset Exchange Agency

TradeStation Crypto, Inc.
(US)

Technology Support

TradeStation Technologies, Inc.
(US)

TradeStation Global Services, S.A.
(Costa Rica)

[Crypto Asset Segment]

Crypto Asset Exchange Agency

Coincheck

Coincheck, Inc.
Offering Coincheck, a crypto asset exchange

[Asia Pacific Segment]

Monex International Limited
Intermediate holding company

Online Brokerage

BOOM

Monex Boom Securities (H.K.) Limited
(HK)

Online Brokerage

MONEX A world of difference

Monex Securities Australia Pty Ltd
(AU)

Technology Support

Cherry Technology Co., Ltd
[Equity method affiliates]

(As of Dec 31, 2022)

Group Overview - Revenues , Costs, and Employees ■ Japan Segment ■ US Segment ■ Crypto Asset Segment ■ Asia Pacific Segment ■ Investment Segment * Refer to the databook for FYE Mar 2022 Total operating revenue after deducting financial expenses \ 83.6 B 36% 28% 34% 1% 1 % Selling, general and administrative expenses \ 68.6 B 36% 43% 20% 2% 0 % Number of Employees 1,480 31% 51% 14% 4% 0 % Number of Accounts 4.0 M Accounts 54% 6% 40% 1% 0 % Five Segments Contribution in FYE Mar. 2022

MONEX GROUP

Disclaimer

About Coincheck

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. ("Coincheck"), Coincheck Group B.V. ("CCG"), Thunder Bridge Capital Partners IV, Inc. ("THCP") and others, CCG intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP's solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the US Securities and Exchange Commission ("SEC"), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP's solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC's website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

Participants in the Solicitation

CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP's stockholders in connection with the proposed business combination. THCP's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck's website at corporate.coincheck.com, or in THCP's registration statement on Form S-1 filed on June 21, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP's stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward-Looking Statement

This presentation includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Company, THCP, Coincheck and CCG. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "could," "continue," "expect," "estimate," "may," "plan," "outlook," "future," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the "Agreement") and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq's listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the US

© Monex Group, Inc. www.monexgroup.jp/